Exhibit 1.01

Vodafone Conflict Minerals Report 2014

Introduction

This Conflict Minerals Report for the year ended 31 December 2014 is presented by Vodafone Group Plc (‘Vodafone’ or ‘the Company’) in accordance with Rule 13p-1 (the ‘Rule’) under the U.S. Securities Exchange Act of 1934 (the ‘Exchange Act’).

The Rule applies to companies required to file reports with the U.S. Securities and Exchange Commission (the ‘SEC’) under Section 13(a) or 15(d) of the Exchange Act if any of the products they manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of the product (‘in-scope products’).

As defined by the content requirements of SEC Form SD, ‘conflict minerals’ include cassiterite, columbite-tantalite (coltan), wolframite and gold, and the metals derived from these minerals – tin, tantalum, tungsten and gold respectively (each a ‘3TG’ metal). Please refer to the requirements of SEC Form SD (available at www.sec.gov/about/forms/formsd.pdf) for definitions of many of the terms used in this report, including ‘covered countries’ (Democratic Republic of the Congo (‘DRC’) or an adjoining country).

Company overview

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 55 more and fixed broadband operations in 17 markets. As of 31 March 2015, Vodafone had 446 million mobile customers and 12.1 million fixed broadband customers. Vodafone generated revenues of £42.2 billion in the financial year ended 31 March 2015.

Vodafone’s American Depositary Shares are listed on the NASDAQ Stock Market LLC (‘NASDAQ’). Vodafone is subject to the NASDAQ listing rules and files reports with the SEC under Section 13(a) of the Exchange Act.

Vodafone uses electronic equipment in its operations and sells products, such as mobile phones, tablets and other devices, to its customers. Vodafone does not manufacture these products itself, but does purchase them from suppliers and, in some cases, contracts to manufacture products that it sells to customers.

A product that Vodafone contracts to manufacture is one where Vodafone specifies terms that give the Company a limited degree of influence over the manufacturing of the product, such as certain aspects of the materials, parts or components to be included in the product. Of the billions of euros Vodafone spends each year with thousands of suppliers, products identified as in-scope (see Applicability below) only account for a small proportion of the Company’s total expenditure.

Electronic products contain numerous components that may contain one or more of the 3TG metals. These metals come from many different smelters and refiners. Both the smelters and refiners, and the mines from which minerals are originally sourced, are several steps away from Vodafone in the supply chain.

Applicability

Vodafone conducted an analysis of procurement spend to identify (i) product-related spend categories likely to include products that contain 3TG metals and (ii) whether such products were likely to be ones that Vodafone contracts to manufacture and are therefore covered by the Rule (‘in-scope products’).

Through this analysis, Vodafone identified three types of product-related spend categories which it considered likely to include in-scope products: (i) selected handsets; (ii) connected home devices (i.e. routers, modems, and femtocells); and (iii) datacards (i.e. mobile broadband dongles).

Vodafone then analysed individual purchase orders within these product groups to identify which were likely to include in-scope products. Taking a risk-based approach, this analysis focused on purchase orders above a certain value, below which it is extremely unlikely that Vodafone would contract a supplier to manufacture products.

Through this applicability assessment, Vodafone identified 30 in-scope products (including handsets, mobile broadband dongles, set-top boxes, femtocells and machine-to-machine (‘M2M’) tracker devices) that were purchased or technically accepted (the point at which Vodafone operating companies

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Vodafone Conflict Minerals Report 2014

can begin ordering products from suppliers and selling them to customers) by the Company during the year ended 31 December 2014. These 30 in-scope products were sourced from 12 suppliers.

Due diligence framework

In accordance with the Rule, Vodafone carried out a ‘reasonable country of origin inquiry’ (‘RCOI’) and due diligence process to determine the origin of conflict minerals used in its in-scope products.

The due diligence process was designed to conform with the internationally recognised framework set out in the Organisation for Economic Co-operation and Development (‘OECD’) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (‘OECD Framework’).

Consistent with the OECD Framework, Vodafone’s due diligence process included the five steps outlined below.

STEP 1: ESTABLISH COMPANY MANAGEMENT SYSTEMS

Vodafone has taken the following steps to establish Company management systems in line with Step 1 of the OECD Framework:

•    Adopted a policy – Vodafone has established a policy related to the sourcing of conflict minerals, which is publicly available online at: www.vodafone.com/content/dam/sustainability/ pdfs/vodafone_conflict_minerals_policy.pdf;

•   Structured internal management to support supply chain due diligence – Overall accountability for implementation of the policy lies with our Group Chief Commercial and Operations Officer, who sits on Vodafone’s Group Executive Committee. The policy is championed by Vodafone’s Group Director of Terminals, the function responsible for sourcing mobile phones and other devices. Implementation of due diligence activities is supported by representatives from corporate functions that provide legal and subject matter expertise, as well as the procurement team that manages relationships with suppliers of in-scope products;

•   Established a system of controls and transparency over the mineral supply chain – Vodafone has established a process to identify suppliers of in-scope products. The Company has inserted a clause on conflict minerals in all new contracts with suppliers, as well as revising existing contracts for in-scope suppliers to include the clause. The clause requires each supplier to use its best endeavours to determine the origin of conflict minerals by using an internationally recognised due diligence framework (the OECD Framework). In addition, identified suppliers of in-scope products are required to complete the Conflict-Free Sourcing Initiative (‘CFSI’) Conflict Minerals Reporting Template (the ‘CFSI Template’) on an annual basis. The CFSI is an industry initiative that Vodafone participates in to support the collection of information, increase transparency and establish a chain of custody over the mineral supply chain (see below). The CFSI Template is designed to identify the smelter/refiner(s) from which any 3TG in each in-scope product is sourced;

•   Strengthened engagement with suppliers – Vodafone has communicated its Conflict Minerals Policy to suppliers of in-scope products and included this in the Company’s established processes for qualification of new suppliers and ongoing supplier performance management. Vodafone has engaged with all 12 suppliers of products identified as in-scope in 2014 by:

– Raising awareness of its processes and requirements through regular communications and one-to-one engagement;

– Confirming that each supplier has signed Vodafone’s contract clause related to conflict minerals;

– Helping suppliers understand how to meet the requirements of this contract clause;

– Sharing best practices on how to complete the CFSI Template, including learnings from the previous year’s disclosure process; and

– Responding to suppliers’ questions on conflict minerals reporting through a dedicated email helpline; and

•   Provided a Company-level grievance mechanism – Vodafone’s established ‘Speak Up’ process (as outlined in the Company’s Code of Conduct) can be used by employees, contractors, suppliers or business partners to anonymously report any allegations of illegal or unethical practices or breaches of Vodafone’s Code of Conduct and policies.

STEP 2: IDENTIFY AND ASSESS RISKS IN THE SUPPLY CHAIN

Vodafone undertook the following measures to identify and assess conflict mineral risk in its supply chain:

•    Requested that all 12 suppliers of in-scope products (identified through the applicability assessment outlined above) complete the CFSI Template;

•    Analysed supplier responses to the CFSI Template and followed up with suppliers to assess risk where any ‘red flags’ were raised; and

•    Compared smelters and refiners identified in supplier responses with the CFSI list of certified Conflict-Free Smelter Program (‘CFSP’) compliant smelters (available at www.conflictfreesourcing.org).

STEP 3: DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO IDENTIFIED RISKS

Measures taken by Vodafone to design and implement a strategy to respond to identified risks as part of the Company’s due diligence process include:

•    Reviewing supplier responses to the CFSI Template and following up with suppliers to request clarification or more complete responses where necessary;

•    Engaging with suppliers where any ‘red flags’ were raised to discuss the risks identified and request suppliers’ commitment to corrective actions to manage these risks;

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Vodafone Conflict Minerals Report 2014

•   Commissioning a third-party adviser on conflict minerals to review Vodafone’s due diligence framework and analyse supplier responses and to identify opportunities to improve the Company’s management systems and follow up on suppliers’ responses related to identified risks; and

•   Participating in industry efforts to support the responsible sourcing of minerals through the CFSI, which works to validate smelters and refiners as conflict free and assists companies in making informed decisions about conflict minerals in their supply chain. Vodafone’s unique CFSI membership identity code is VODA.

STEP 4: CARRY OUT INDEPENDENT THIRD-PARTY AUDITS OF SMELTER AND REFINER DUE DILIGENCE PRACTICES

Vodafone does not directly purchase raw minerals, ores or 3TG, and is several tiers removed from the mines, smelters and refiners that supply the minerals, ores and 3TG contained in the Company’s products. Vodafone’s due diligence efforts therefore rely on cross-industry initiatives, such as the CFSI, to conduct audits of smelters’ and refiners’ due diligence practices.

STEP 5: REPORT ANNUALLY ON SUPPLY CHAIN DUE DILIGENCE

In accordance with the Rule and the OECD Framework, this report is publicly available online at:
www.vodafone.com/content/index/investors/ investor_information/press_regulatory/sec_filings.html.

Determination

As Vodafone does not directly purchase raw minerals, ores or 3TG, the Company must rely on its direct (‘Tier 1’) suppliers to gather information about smelters and refiners in its supply chain.

Vodafone received CFSI Template responses for the year ended 31 December 2014 from 10 of the 12 suppliers of products identified as in-scope (approximately 83%). Two suppliers failed to respond in this reporting period. Vodafone no longer sources products from either of these suppliers.

In the second year of reporting, there have been significant improvements in the completeness of data provided by the suppliers who responded to the CFSI Template (see below).

However, the responses showed that there are still significant challenges relating to information about the smelters and refiners from which 3TG was sourced as this information is often unavailable, incomplete or potentially erroneous.

The 10 suppliers that returned the CFSI Template all submitted data at product level, reporting on the 3TG smelters and refiners used specifically for the products that Vodafone contracted each supplier to manufacture.

The CFSI Template responses received by Vodafone covered 28 of the 30 identified in-scope products (93%). The two outstanding products were purchased from the non-respondent suppliers. On the basis of the responses received, Vodafone has ascertained that:

•    Nine suppliers (75%) have their own conflict minerals policy in place (up from 67% in 2013);

•   The majority of suppliers of in-scope products have not identified all smelters in their supply chain;

•   Of the smelters and refiners identified in supplier responses to date, approximately 75% (up from 10% in 2013) are on the CFSP list of known smelters (i.e. smelters that have been identified by the CFSP, but may or may not have been certified as conflict free as yet);

•    Approximately 60% of the ‘known’ smelters and refiners identified by the supplier responses are certified as CFSP-compliant (up from 5% in 2013); and

•   All 11 of the smelters and refiners that have been identified as operating in covered countries are certified as CFSP-compliant.

Based on the RCOI enquiry and due diligence efforts described above, Vodafone has determined that some conflict minerals contained in in-scope products originated in covered countries, but all of these were sourced from smelters certified as CFSP-compliant.

However, as a result of the incompleteness of suppliers’ responses received so far through the Company’s ongoing due diligence programme, Vodafone is unable to determine the origin of all conflict minerals contained in its in-scope products.

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Vodafone Conflict Minerals Report 2014

Nonetheless, Vodafone has made a reasonable good faith effort to collect and evaluate the information concerning 3TG smelters and refiners on the basis of the information provided by its suppliers.

Continuous improvement efforts to mitigate risk

To enhance the due diligence process and further mitigate any risk that conflict minerals used in the Company’s products may benefit armed groups, Vodafone is taking the following steps:

•    Engaging with suppliers with the aim of continuously improving the completeness and quality of information provided, particularly in relation to the identification of smelters and the country of origin of 3TG;

•   Seeking commitments from suppliers to implement further improvements in relation to due diligence processes;

•   Analysing the applicability of the Rule to new suppliers joining Vodafone’s supply chain through the Company’s acquisitions, and including them in due diligence and reporting in accordance with the timeline set out by the Rule; and

•   Participating in industry efforts to address issues related to conflict minerals in supply chains, including increasing the number of smelters certified as conflict free through the CFSP.

Independent audit

Pursuant to the Rule, Vodafone does not require an independent private sector audit.

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